Diagnostic Imaging International Corp.

848 N. Rainbow Blvd. #2494

Las Vegas, Nevada 89107

April 17, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Ethan Horowitz

Re:

Diagnostic Imaging International Corp.
Form 10-K for Fiscal Year Ended
December 31, 2008

Filed March 31, 2009

File No. 333-136436

Dear Mr. Horowitz:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 9, 2009, setting forth comments to the Form 10-K filed by Diagnostic Imaging International Corp. (the “Company”) on March 31, 2009 and the Form 8-K filed by the Company on March 5, 2009. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8 – Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, F-1

1.

We note that the audit report issued by your independent account makes reference to a report issued by your predecessor independent accountant, Robnett & Company.  As Robnett & Company is no longer registered with the PCAOB, you may not include references to its audit reports in your filings with the Commission.  As Robnett & Company audited your financial statements (i.e. statements of operations, changes in stockholders’ equity (deficit), and cash flows) for the period from March 14, 2002 (inception) through December 31, 2006 and this cumulative period is required to be included in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that period. Please amend your filing to inclusive an appropriate audit report for the period described above.

Response:  In accordance with PCAOB Form 1-WD Item 3.1, a firm that has self withdrawn from the PCAOB may continue to consent to the use of an audit report for a prior period. Given that our Form 10-K did not include an audit period that Robnett & Company was directly taking responsibility for we feel our independent auditors were correct to rely on Robnett’s previous audits regarding the period from inception to December 31, 2006 information and for their comfort regarding beginning balances in accordance PCAOB standards and Generally Accepted Auditing Standards.

Item 9A – Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 37

2.

We note that you have concluded that your internal control over financial reporting was not effective at December 31, 2008.  Please revise to disclose your specific plans to remediate the material weaknesses in your internal control over financial reporting.

Response:  We are still evaluating how we will remediate our noted material weaknesses. As a smaller reporting Company with limited capital, providing an adequate control environment is always subject to cost benefit constraints. We plan to provide additional plans and information as part of our first quarter review in Part I Item 4T of Form 10Q.

Signatures, pages 45

3.

In accordance with the requirement of General Instruction D to Form 10-K, please revise to add the following statement to the Signatures section of your annual report: “Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.”  This statement should be signed by the individual(s) acting in the capacity of principal executive officer, principal financial officer, principal accounting officer, and director(s).

Response: We will amend the Form 10-K to be in compliance with General Instruction D.

Exhibit 31 – Section 302 Certifications

4.

We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•

All references to “the small business issuer” should be replaced with “the registrant”

•

The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15F) and 15d-15 (f))

•

Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included

Paragraph 4(d) as defined in Item 601(31) of Regulation S-K was presented twice

Please revise your certifications to address each of the matters noted above.

Response:  We will revise our Section 302 certifications to be in compliance with Item 601(31) of Regulation S-K.

Form 8-K filed March 5, 2009

5.

We note that you acquired Canadian Teleradiology Services, Inc. (“CTS”) on March 2, 2009. We note your disclosure under Item 9 that financial statements for CTS were not required, thus it appears that you do not plan to amend your Form 8-K with these financial statements within 75 days after March 2, 2009, the date of the acquisition.  Considering you had total assets of $5,117 at December 31, 2008 and consideration for this transaction was in excess of $540,000 (or CDN$700,000), tell us why you believe financial statements of CTS and related pro forma information are not required to be provided pursuant to Items 8-04 and 8-05 of Regulation S-X.  In your response, please provide us with the three tests of significance supporting your position as described in Item 8-04(b) of Regulation S-X.

Response: What we meant was that financial statements for CTS were not required for that particular filing, but we had every intention of filing an amended 8-K with the required financial statements for CTS. We are currently working with our registered accounting firm to provide the required 2 year audit and pro-forma information in accordance with Rule 3-05 of Regulation S-X. We will file the amended 8-K on or before May 15, 2009.

The Company hereby acknowledges that:

●

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

●

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (603) 727-8613.

Sincerely,
/s/ Richard Jagodnik
Richard Jagodnik Chief Executive Officer

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